UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2024 AND 2023

Address: No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

Review Report of Independent Auditors

To United Microelectronics Corporation

Introduction

We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (collectively, “the Company”) as of June 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2024 and 2023 and consolidated statements of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”).  Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on these consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standard on Review Engagements 2410, “Review of Financial Information Performed by the Independent Auditor of the Entity” of the Republic of China. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing of the Republic of China and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the review reports of other independent auditors (please refer to the Other Matter paragraph of our report), nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2024 and 2023, and its consolidated financial performance for the three-month and six-month periods ended June 30, 2024 and 2023, and its consolidated cash flows for the six-month periods ended June 30, 2024 and 2023, in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

2

Other Matter – Making Reference to the Reviews of Other Independent Auditors

We did not review the financial statement of certain associates and joint ventures accounted for under the equity method. Our review, insofar as it related to the investments accounted for under the equity method balances of NT$30,055 million and NT$28,822 million, which represented 5.12% and 5.21% of the total consolidated assets as of June 30, 2024 and 2023, respectively, the related shares of profit or loss from the associates and joint ventures in the amount of NT$1,019 million, NT$396 million, NT$1,020 million and NT$3,542 million, which represented 6.21%, 2.14%, 3.50% and 9.42% of the consolidated income from continuing operations before income tax for the three-month and six-month periods ended June 30, 2024 and 2023, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures in the amount of NT$98 million, NT$(76) million, NT$339 million and NT$(18) million, which represented 0.65%, (0.49)%, 1.01% and (0.05)% of the consolidated total comprehensive income (loss) for the three-month and six-month periods ended June 30, 2024 and 2023, respectively, are based solely on the reports of other independent auditors.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

July 31, 2024

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

3

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2024, December 31, 2023 and June 30, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Assets	Notes	June 30, 2024	December 31, 2023	June 30, 2023
Current assets
Cash and cash equivalents	4, 6(1)	$121,233,825	$132,553,615	$163,096,892
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	473,612	443,601	592,787
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	6,743,806	5,753,379	4,343,483
Financial assets measured at amortized cost, current	4, 6(4)	2,295,982	6,131,077	196,452
Contract assets, current	4, 6(21)	600,821	739,528	412,650
Accounts receivable, net	4, 6(5)	31,966,675	29,237,550	30,102,699
Accounts receivable-related parties, net	4, 7	558,073	347,964	514,839
Other receivables	4, 6(7)	2,080,963	2,707,400	2,415,968
Current tax assets	4	65,925	130,123	55,538
Inventories, net	4, 5, 6(6)	36,333,826	35,712,558	34,552,722
Prepayments		3,294,646	2,163,387	1,950,450
Non-current assets held for sale	4(3)	852,341	-	-
Other current assets	6(21)	714,203	877,210	798,277
Total current assets		207,214,698	216,797,392	239,032,757

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,842,719	16,694,860	16,838,611
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	12,327,486	11,930,581	13,670,744
Financial assets measured at amortized cost, noncurrent	4, 6(4)	28,871	222,691	7,491
Investments accounted for under the equity method	4, 6(7), 7	48,203,108	45,406,511	39,937,753
Property, plant and equipment	4, 6(8), 8	274,030,951	239,123,248	198,618,079
Right-of-use assets	4, 6(9), 8	7,549,313	7,000,355	7,286,864
Intangible assets	4, 6(10), 7	3,981,073	4,372,555	3,713,150
Deferred tax assets	4	4,966,788	5,119,795	5,139,501
Prepayment for equipment		4,308,491	4,725,583	20,712,111
Refundable deposits	8	1,764,595	2,708,823	2,729,901
Other noncurrent assets-others		4,743,852	5,084,533	5,508,702
Total non-current assets		379,747,247	342,389,535	314,162,907

Total assets		$586,961,945	$559,186,927	$553,195,664

(continued)

4

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2024, December 31, 2023 and June 30, 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of
Liabilities and Equity	Notes	June 30, 2024	December 31, 2023	June 30, 2023
Current liabilities
Short-term loans	6(11), 6(28)	$3,118,900	$13,530,000	$170,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	1,536,171	1,019,362	661,159
Contract liabilities, current	4, 6(21)	3,335,994	3,250,712	3,003,162
Accounts payable		8,182,123	7,526,159	8,830,982
Other payables	4, 6(20), 6(22), 7	26,097,665	25,670,984	30,338,752
Payables on equipment		22,363,315	19,196,256	13,011,520
Dividends payable	6(19)	37,587,102	-	45,017,096
Current tax liabilities	4	3,718,670	6,657,347	5,072,910
Liabilities directly associated with non-current assets held for sale	4(3)	515,075	-	-
Lease liabilities, current	4, 6(9), 6(28)	579,622	514,324	530,271
Other financial liabilities, current	6(28)	-	-	20,924,640
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	13,090,901	16,006,797	11,422,124
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	4,848,020	5,642,792	3,995,687
Total current liabilities		124,973,558	99,014,733	142,978,303

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	454,720	430,640	436,520
Bonds payable	4, 6(13), 6(28)	24,582,315	24,579,651	17,987,544
Long-term loans	6(14), 6(28)	22,900,721	20,656,248	18,074,477
Deferred tax liabilities	4	6,559,323	5,262,872	3,869,637
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,288,257	4,878,863	5,038,077
Net defined benefit liabilities, noncurrent	4	1,646,242	2,205,085	2,630,342
Guarantee deposits	6(28)	41,615,808	40,122,956	32,627,270
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28)	2,849,320	2,457,307	2,665,449
Total non-current liabilities		105,896,706	100,593,622	83,329,316

Total liabilities		230,870,264	199,608,355	226,307,619

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,285,889	125,298,222	125,031,392
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,014,945	3,997,662	3,233,153
Treasury stock transactions		4,531,955	4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275	466,457
Recognition of changes in subsidiaries’ ownership		6,699	3,807	-
Share of changes in net assets of associates and joint ventures accounted for using equity method		340,315	358,848	367,717
Restricted stock for employees		2,393,699	2,373,830	2,249,411
Other		18,952	19,396	2,807,658
Retained earnings	6(19)
Legal reserve		36,727,862	30,472,125	30,472,125
Special reserve		-	2,734,058	2,734,058
Unappropriated earnings		166,981,190	183,847,052	155,567,923
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		(2,005,600)	(8,646,445)	(7,720,833)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		15,886,947	13,199,259	8,056,672
Unearned employee compensation		(1,442,750)	(1,991,331)	(1,252,492)
Total equity attributable to the parent company		355,779,378	359,237,713	326,545,196

Non-controlling interests	6(19)	312,303	340,859	342,849
Total equity		356,091,681	359,578,572	326,888,045

Total liabilities and equity		$586,961,945	$559,186,927	$553,195,664

The accompanying notes are an integral part of the consolidated financial statements.

5

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three-month and six-month periods ended June 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the three-month periods ended June 30,		For the six-month periods ended June 30,
	Notes	2024	2023	2024	2023
Operating revenues	4, 6(21), 7	$56,799,290	$56,296,408	$111,431,389	$110,505,855
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(36,816,066)	(36,044,256)	(74,548,735)	(71,029,263)
Gross profit		19,983,224	20,252,152	36,882,654	39,476,592
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(677,652)	(716,305)	(1,361,639)	(1,666,618)
General and administrative expenses		(1,804,398)	(1,714,722)	(3,506,416)	(3,816,920)
Research and development expenses		(3,852,638)	(3,317,365)	(7,260,045)	(6,083,972)
Expected credit impairment gains		23,724	30,235	69,254	68,821
Subtotal		(6,310,964)	(5,718,157)	(12,058,846)	(11,498,689)
Net other operating income and expenses	4, 6(16), 6(23)	219,172	1,140,748	732,125	2,177,538
Operating income		13,891,432	15,674,743	25,555,933	30,155,441
Non-operating income and expenses
Interest income	4	1,059,375	1,288,293	2,130,511	2,518,012
Other income	4	403,332	632,042	413,802	645,987
Other gains and losses	4, 6(24)	(213,453)	(284,708)	(621,603)	457,458
Finance costs	6(24)	(394,950)	(349,439)	(809,829)	(696,689)
Share of profit or loss of associates and joint ventures	4, 6(7)	1,267,492	726,057	1,368,134	3,974,111
Exchange gain, net	4	407,099	798,508	1,104,263	559,627
Subtotal		2,528,895	2,810,753	3,585,278	7,458,506
Income from continuing operations before income tax		16,420,327	18,485,496	29,141,211	37,613,947
Income tax expense	4, 6(26)	(2,645,113)	(2,588,823)	(4,936,402)	(5,332,727)
Net income		13,775,214	15,896,673	24,204,809	32,281,220
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	4	(465,557)	(249,207)	1,387,332	2,824,626
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss		665,461	128,818	1,260,939	1,472,382
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(6,003)	(11,938)	40,031	(5,065)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		859,240	(317,318)	5,981,307	(1,505,002)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss		88,016	(85,876)	326,009	(78,908)
Income tax related to items that may be reclassified subsequently	4, 6(26)	233,840	297,720	333,587	379,253
Total other comprehensive income (loss)		1,374,997	(237,801)	9,329,205	3,087,286
Total comprehensive income (loss)		$15,150,211	$15,658,872	$33,534,014	$35,368,506

Net income (loss) attributable to:
Shareholders of the parent		$13,786,163	$15,640,917	$24,242,305	$31,823,919
Non-controlling interests		(10,949)	255,756	(37,496)	457,301
		$13,775,214	$15,896,673	$24,204,809	$32,281,220

Comprehensive income (loss) attributable to:
Shareholders of the parent		$15,161,140	$15,403,135	$33,571,452	$34,911,227
Non-controlling interests		(10,929)	255,737	(37,438)	457,279
		$15,150,211	$15,658,872	$33,534,014	$35,368,506

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$1.11	$1.27	$1.95	$2.58
Earnings per share-diluted		$1.10	$1.25	$1.93	$2.53

The accompanying notes are an integral part of the consolidated financial statements.

6

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six-month periods ended June 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Appropriation and distribution of 2022 retained earnings	6(19)
Legal reserve		-	-	8,905,139	-	(8,905,139)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,180,156)	2,180,156	-	-	-	-	-	-
Cash dividends		-	-	-	-	(45,017,096)	-	-	-	(45,017,096)	-	(45,017,096)
Net income in the first half of 2023	6(19)	-	-	-	-	31,823,919	-	-	-	31,823,919	457,301	32,281,220
Other comprehensive income (loss) in the first half of 2023	6(19), 6(25)	-	-	-	-	-	(1,204,635)	4,291,943	-	3,087,308	(22)	3,087,286
Total comprehensive income (loss)		-	-	-	-	31,823,919	(1,204,635)	4,291,943	-	34,911,227	457,279	35,368,506
Share-based payment transaction	4, 6(20)	(16,098)	45,695	-	-	(4,221)	-	-	578,538	603,914	4,221	608,135
Share of changes in net assets of associates and joint ventures		-	54,094	-	-	17,468	-	(17,468)	-	54,094	-	54,094
accounted for using equity method
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
Changes in subsidiaries’ ownership	4, 6(19)	-	-	-	-	(292,932)	-	-	-	(292,932)	(20)	(292,952)
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	1,356	1,356
Others	6(19)	-	1,061,465	-	-	-	-	-	-	1,061,465	(463,666)	597,799
Balance as of June 30, 2023	6(19)	$125,031,392	$13,656,351	$30,472,125	$2,734,058	$155,567,923	$(7,720,833)	$8,056,672	$(1,252,492)	$326,545,196	$342,849	$326,888,045

Balance as of January 1, 2024	6(19)	$125,298,222	$14,324,773	$30,472,125	$2,734,058	$183,847,052	$(8,646,445)	$13,199,259	$(1,991,331)	$359,237,713	$340,859	$359,578,572
Appropriation and distribution of 2023 retained earnings	6(19)
Legal reserve		-	-	6,255,737	-	(6,255,737)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,734,058)	2,734,058	-	-	-	-	-	-
Cash dividends		-	-	-	-	(37,587,102)	-	-	-	(37,587,102)	-	(37,587,102)
Net income (loss) in the first half of 2024	6(19)	-	-	-	-	24,242,305	-	-	-	24,242,305	(37,496)	24,204,809
Other comprehensive income (loss) in the first half of 2024	6(19), 6(25)	-	-	-	-	614	6,640,845	2,687,688	-	9,329,147	58	9,329,205
Total comprehensive income (loss)		-	-	-	-	24,242,919	6,640,845	2,687,688	-	33,571,452	(37,438)	33,534,014
Share-based payment transaction	4, 6(20)	(12,333)	36,211	-	-	-	-	-	548,581	572,459	2,279	574,738
Share of changes in net assets of associates and joint ventures		-	(18,533)	-	-	-	-	-	-	(18,533)	-	(18,533)
accounted for using equity method
Changes in subsidiaries’ ownership	4, 6(19)	-	3,833	-	-	-	-	-	-	3,833	1,123	4,956
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	5,480	5,480
Others	6(19)	-	(444)	-	-	-	-	-	-	(444)	-	(444)
Balance as of June 30, 2024	6(19)	$125,285,889	$14,345,840	$36,727,862	$-	$166,981,190	$(2,005,600)	$15,886,947	$(1,442,750)	$355,779,378	$312,303	$356,091,681

The accompanying notes are an integral part of the consolidated financial statements.

7

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2024	2023
Cash flows from operating activities:
Net income before tax	$29,141,211	$37,613,947
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	20,742,887	18,508,261
Amortization	1,259,839	1,326,196
Expected credit impairment gains	(69,254)	(68,821)
Net loss (gain) of financial assets and liabilities at fair value through profit or loss	641,530	(390,204)
Interest expense	753,431	635,378
Interest income	(2,130,511)	(2,518,012)
Dividend income	(389,837)	(645,987)
Share-based payment	580,659	608,135
Share of profit of associates and joint ventures	(1,368,134)	(3,974,111)
Gain on disposal of property, plant and equipment	(37,392)	(135,110)
Gain on disposal of investments accounted for under the equity method	-	(19,620)
Exchange loss on financial assets and liabilities	1,089,152	332,584
Loss (gain) on lease modification	(8,599)	175
Amortization of deferred government grants	(463,555)	(1,731,864)
Income and expense adjustments	20,600,216	11,927,000
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(470,556)	1,461,196
Contract assets	124,969	(53,794)
Accounts receivable	(2,678,712)	6,047,612
Other receivables	923,246	248,053
Inventories	(427,374)	(3,786,158)
Prepayments	(841,296)	917,836
Other current assets	(16,144)	-
Contract fulfillment costs	183,196	(87,342)
Contract liabilities	456,496	(523,906)
Accounts payable	632,446	(40,150)
Other payables	1,011,221	(312,338)
Other current liabilities	(535,526)	11,502
Net defined benefit liabilities	(558,843)	(239,060)
Other noncurrent liabilities-others	3,094	19,838
Cash generated from operations	47,547,644	53,204,236
Interest received	2,155,812	2,488,006
Dividend received	472,088	303,758
Interest paid	(543,955)	(490,982)
Income tax paid	(6,083,961)	(14,780,991)
Net cash provided by operating activities	43,547,628	40,724,027

(continued)

8

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2024	2023
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(1,240,904)	$(593,505)
Proceeds from disposal of financial assets at fair value through profit or loss	665,302	148,325
Acquisition of financial assets measured at amortized cost	(1,927,258)	(12,305)
Proceeds from redemption of financial assets measured at amortized cost	5,885,384	670,121
Acquisition of investments accounted for under the equity method	(533,973)	-
Proceeds from disposal of investments accounted for under the equity method	-	293,266
Increase in prepayment for investments	(2,020)	-
Proceeds from capital reduction of investments accounted for under the equity method	343,001	743,106
Acquisition of property, plant and equipment	(48,539,583)	(53,895,133)
Proceeds from disposal of property, plant and equipment	61,944	98,676
Increase in refundable deposits	(566,797)	(34,159)
Decrease in refundable deposits	1,537,988	59,304
Acquisition of intangible assets	(1,423,501)	(1,211,956)
Government grants related to assets acquisition	712,021	523,331
Increase in other noncurrent assets-others	(17,731)	(41,841)
Net cash used in investing activities	(45,046,127)	(53,252,770)
Cash flows from financing activities:
Increase in short-term loans	10,068,900	220,000
Decrease in short-term loans	(20,480,000)	(50,000)
Bonds issuance costs	(65)	-
Redemption of bonds	(5,100,000)	-
Proceeds from long-term loans	11,600,130	4,049,980
Repayments of long-term loans	(7,580,308)	(3,766,013)
Increase in guarantee deposits	33,786	3,312,781
Decrease in guarantee deposits	(349,203)	(1,034,505)
Cash payments for the principal portion of the lease liability	(342,629)	(325,223)
Change in non-controlling interests	5,480	1,356
Others	(481)	(434)
Net cash provided by (used in) financing activities	(12,144,390)	2,407,942
Effect of exchange rate changes on cash and cash equivalents	2,753,669	(601,084)
Net decrease in cash and cash equivalents	(10,889,220)	(10,721,885)
Cash and cash equivalents at beginning of period	132,553,615	173,818,777
Cash and cash equivalents at end of period	$121,664,395	$163,096,892

Reconciliation of the balances of cash and cash equivalents at end of period:
Cash and cash equivalents balances on the consolidated balance sheets	$121,233,825	$163,096,892
Cash and cash equivalents included in non-current assets held for sale	430,570	-
Cash and cash equivalents at end of period	$121,664,395	$163,096,892

The accompanying notes are an integral part of the consolidated financial statements.

9

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six-Month Periods Ended June 30, 2024 and 2023

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on July 31, 2024.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards, International Accounting Standards, and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2024. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (IASB) which are endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

10

Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability

These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed above to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Ventures

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

11

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

c.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

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ii.	Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

d.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i.	Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.	Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.	Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (d) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations) and IAS 34 “Interim Financial Reporting” which is endorsed and become effective by FSC.

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(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

The same principles of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For the principles of consolidation, please refer to Note 4(3) of the Company’s consolidated financial statements for the year ended December 31, 2023.

b.	The consolidated entities are as follows:

As of June 30, 2024, December 31, 2023 and June 30, 2023

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2024	December 31, 2023	June 30, 2023
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00	100.00

14

			Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2024	December 31, 2023	June 30, 2023
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00	100.00
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	80.00	80.00	80.12
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	94.80	99.01	99.01
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00	-
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (SAMOA) LIMITED (WAVETEK-SAMOA)	Investment holding	-	-	100.00
WAVETEK- SAMOA	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	-	-	100.00

15

Percentage of ownership (%) As of
Investor	Subsidiary	Business nature	June 30, 2024	December 31, 2023	June 30, 2023
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	100.00	100.00	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00	72.73

Note:	On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The related assets and liabilities were reclassified as a disposal group held for sale.

(4)	Other Material Accounting Policies

The same accounting policies of consolidation have been applied in the Company’s consolidated financial statements as those applied in the Company’s consolidated financial statements for the three-month period ended March 31, 2024 and the year ended December 31, 2023. For the summary of material accounting policies, please refer to Note 4 of the Company’s consolidated financial statements for the three-month period ended March 31, 2024 and the year ended December 31, 2023.

5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The same significant accounting judgments, estimates and assumptions have been applied in the Company’s consolidated financial statements for the six-month period ended June 30, 2024 as those applied in the Company’s consolidated financial statements for the year ended December 31, 2023. For significant accounting judgments, estimates and assumptions, please refer to Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2023.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Cash on hand and petty cash	$6,232	$6,200	$6,162
Checking and savings accounts	33,904,777	50,322,942	49,961,305
Time deposits	83,128,468	80,276,114	102,913,898
Repurchase agreements collateralized by government bonds and corporate notes	4,194,348	1,948,359	10,215,527
Total	$121,233,825	$132,553,615	$163,096,892

(2)	Financial Assets at Fair Value through Profit or Loss

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$9,278,746	$9,170,230	$9,272,036
Preferred stocks	3,209,819	2,862,119	2,609,561
Funds	5,398,526	4,472,097	5,042,756
Convertible bonds	364,480	480,715	351,645
Others	64,760	153,300	155,400
Total	$18,316,331	$17,138,461	$17,431,398

Current	$473,612	$443,601	$592,787
Non-current	17,842,719	16,694,860	16,838,611
Total	$18,316,331	$17,138,461	$17,431,398

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Equity instruments
Common stocks	$18,887,719	$17,508,897	$17,846,300
Preferred stocks	183,573	175,063	167,927
Total	$19,071,292	$17,683,960	$18,014,227

Current	$6,743,806	$5,753,379	$4,343,483
Non-current	12,327,486	11,930,581	13,670,744
Total	$19,071,292	$17,683,960	$18,014,227

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a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the three-month periods ended June 30,
	2024	2023
Held at end of period	$199,364	$376,161
Derecognized during the period	-	-
Total	$199,364	$376,161

	For the six-month periods ended June 30,
	2024	2023
Held at end of period	$199,364	$376,161
Derecognized during the period	-	-
Total	$199,364	$376,161

c.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial Assets Measured at Amortized Cost

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Time deposits with original maturities over three months	$2,324,853	$6,353,768	$203,943

Current	$2,295,982	$6,131,077	$196,452
Non-current	28,871	222,691	7,491
Total	$2,324,853	$6,353,768	$203,943

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(5)	Accounts Receivable, Net

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Accounts receivable	$31,977,839	$29,316,612	$30,244,985
Less: loss allowance	(11,164)	(79,062)	(142,286)
Net	$31,966,675	$29,237,550	$30,102,699

Aging analysis of accounts receivable:

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Neither past due	$27,837,485	$25,707,008	$27,329,115
Past due:
≤ 30 days	3,436,750	3,008,126	2,141,467
31 to 60 days	73,740	78,668	78,337
61 to 90 days	63,000	5,599	91,685
91 to 120 days	3,003	-	897
≥ 121 days	563,861	517,211	603,484
Subtotal	4,140,354	3,609,604	2,915,870
Total	$31,977,839	$29,316,612	$30,244,985

Movement of loss allowance for accounts receivable:

	For the six-month periods ended June 30,
	2024	2023
Beginning balance	$79,062	$209,101
Net recognition (reversal) for the period	(67,898)	(66,815)
Ending balance	$11,164	$142,286

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

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An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the six-month periods ended June 30, 2024 and 2023, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

(6)	Inventories, Net

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Raw materials	$11,644,728	$10,995,569	$9,583,625
Supplies and spare parts	5,926,069	6,443,172	6,531,097
Work in process	15,900,385	15,560,517	16,193,842
Finished goods	2,862,644	2,713,300	2,244,158
Total	$36,333,826	$35,712,558	$34,552,722

a.	For the three-month periods ended June 30, 2024 and 2023, the Company recognized NT$34,898 million and NT$34,147 million, respectively, in operating costs, of which NT$10 million and NT$263 million were related to write-down of inventories. For the six-month periods ended June 30, 2024 and 2023, the Company recognized NT$70,273 million and NT$67,199 million, respectively, in operating cost, of which NT$37 million was related to reversal of write-down of inventories and NT$689 million was related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

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(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of
	June 30, 2024		December 31, 2023		June 30, 2023
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$4,026,828	19.02	$3,912,264	19.02	$-	-
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,456,358	13.80	2,001,769	13.78	1,875,560	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	14,422,569	13.05	13,712,103	13.05	14,659,189	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44	-	45.44
UNITECH CAPITAL INC.	539,467	42.00	625,667	42.00	534,765	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,939,958	40.00	2,109,906	40.00	2,307,471	40.00
HSUN CHIEH CAPITAL CORP.	254,499	40.00	235,098	40.00	226,970	40.00
PURIUMFIL INC.	13,380	40.00	11,521	40.00	11,100	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	13,153,415	36.49	12,595,605	36.49	11,320,382	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	11,252,568	26.78	10,049,821	26.78	8,804,920	26.78
UNITED LED CORPORATION HONG KONG LIMITED	99,272	25.14	93,793	25.14	92,540	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	44,794	10.38	58,964	10.38	104,856	10.38
Total	$48,203,108		$45,406,511		$39,937,753

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Note A: In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period.

Note B: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

Note E: TRIKNIGHT executed a capital reduction and refunded NT$400 million and NT$560 million based on UMC’s stockholding percentage in June and December 2023, respectively. UMC’s stockholding percentage remains unchanged.

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Note F: HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage in April 2024 and April 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Cash dividends from investments accounted for under the equity method for the six-month periods ended June 30, 2024 and 2023 were NT$334 million and NT$281 million, respectively. As of June 30, 2024, December 31, 2023 and June 30, 2023, NT$251 million, nil and NT$171 million of the abovementioned cash dividends has not yet been received and were accounted for as other receivables.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$20,906 million, NT$19,626 million and NT$16,535 million as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively. The fair value of these investments were NT$55,935 million, NT$53,726 million and NT$42,227 million as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively.

Certain investments accounted for under the equity method were reviewed by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$1,019 million, NT$396 million, NT$1,020 million and NT$3,542 million for the three-month and six-month periods ended June 30, 2024 and 2023, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$98 million, NT$(76) million, NT$339 million and NT$(18) million for the three-month and six-month periods ended June 30, 2024 and 2023, respectively. The balances of investments accounted for under the equity method were NT$30,055 million, NT$29,337 million and NT$28,822 million as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

23

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the three-month and six-month periods ended June 30, 2024 and 2023 were NT$12 million, NT$16 million, NT$45 million and NT$11 million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the three-month periods ended June 30,
	2024	2023
Income (loss) from continuing operations	$1,267,492	$726,057
Other comprehensive income (loss)	741,594	27,192
Total comprehensive income (loss)	$2,009,086	$753,249

	For the six-month periods ended June 30,
	2024	2023
Income (loss) from continuing operations	$1,368,134	$3,974,111
Other comprehensive income (loss)	1,541,649	1,384,249
Total comprehensive income (loss)	$2,909,783	$5,358,360

c.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
HSUN CHIEH	441,371	441,371	441,371
YANN YUAN	192,963	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	47	47
SIS (Note B)	266,580	266,580	-
Total	900,961	900,961	634,381

Note A: Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B: Beginning from August 2023, SIS becomes an associate of the Company.

24

(8)	Property, Plant and Equipment

a.	For the six-month period ended June 30, 2024:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	25,443	-	-	-	-	50,426,670	50,452,113
Disposals	-	-	(1,081,700)	-	(6,629)	-	(700)	(1,089,029)
Transfers and reclassifications	-	597,659	30,153,052	71	256,860	-	(29,240,247)	1,767,395
Exchange effect	(41,462)	210,457	10,402,957	887	41,552	1,749	2,522,164	13,138,304
As of June 30, 2024	$1,388,876	$39,203,422	$1,060,973,130	$72,670	$9,165,251	$67,572	$106,066,538	$1,216,937,459

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	692,965	19,428,762	2,291	250,869	1,595	-	20,376,482
Disposals	-	-	(1,064,878)	-	(6,629)	-	-	(1,071,507)
Transfers and reclassifications	-	(26,825)	-	-	(19,866)	-	-	(46,691)
Exchange effect	-	121,752	9,922,222	608	40,925	1,745	-	10,087,252
As of June 30, 2024	$-	$24,816,032	$912,374,780	$59,156	$7,321,312	$66,378	$-	$944,637,658
Net carrying amount:
As of June 30, 2024	$1,388,876	$14,387,390	$148,598,350	$13,514	$1,843,939	$1,194	$106,066,538	$272,299,801

25

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	-	-	11,416	11,416
Exchange effect	(6,326)	14,725	-	6,794	15,193
As of June 30, 2024	$533,377	$2,455,642	$6,345	$1,403,950	$4,399,314

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	19,536	-	6,902	26,438
Exchange effect	-	8,951	-	6,764	15,715
As of June 30, 2024	$-	$1,325,555	$6,345	$1,336,264	$2,668,164
Net carrying amount:
As of June 30, 2024	$533,377	$1,130,087	$-	$67,686	$1,731,150

b.	For the six-month period ended June 30, 2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	33,475	-	-	-	-	41,093,048	41,126,523
Disposals	-	(2,664)	(2,595,150)	-	(15,574)	-	-	(2,613,388)
Transfers and reclassifications	-	506,730	33,958,031	5,896	725,994	-	(29,124,974)	6,071,677
Exchange effect	(46,216)	(423,937)	(2,213,005)	(303)	(35,746)	(71)	(74,124)	(2,793,402)
As of June 30, 2023	$1,424,000	$37,711,373	$982,969,564	$70,516	$8,736,667	$63,004	$67,257,893	$1,098,233,017

26

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	700,539	17,147,776	2,458	245,590	1,874	-	18,098,237
Disposals	-	(2,664)	(2,588,751)	-	(15,571)	-	-	(2,606,986)
Exchange effect	-	(114,416)	(1,242,053)	(271)	(22,333)	29	-	(1,379,044)
As of June 30, 2023	$-	$23,314,965	$871,054,757	$53,784	$6,905,203	$61,286	$-	$901,389,995
Net carrying amount:
As of June 30, 2023	$1,424,000	$14,396,408	$111,914,807	$16,732	$1,831,464	$1,718	$67,257,893	$196,843,022

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	29,445	29,445
Exchange effect	(7,051)	(893)	-	(4,212)	(12,156)
As of June 30, 2023	$538,736	$2,442,354	$6,345	$1,359,524	$4,346,959

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	47,404	-	16,185	63,589
Exchange effect	-	1,106	-	(4,216)	(3,110)
As of June 30, 2023	$-	$1,251,322	$6,345	$1,314,235	$2,571,902
Net carrying amount:
As of June 30, 2023	$538,736	$1,191,032	$-	$45,289	$1,775,057

27

c.	Details of interest expense capitalized were as follows:

	For the six-month periods ended June 30,
	2024	2023
Interest expense capitalized	$7,239	$3,082
Interest rates applied	1.52% - 1.95%	1.48% - 1.53%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 1 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

a.	The Company as a lessee

(a)	Right-of-use Assets

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Land (including land use right)	$5,849,674	$5,318,986	$5,500,410
Buildings	206,564	156,483	182,031
Machinery and equipment	1,476,273	1,506,824	1,582,980
Transportation equipment	15,157	16,356	18,990
Other equipment	1,645	1,706	2,453
Net	$7,549,313	$7,000,355	$7,286,864

	For the three-month periods ended June 30,
	2024	2023
Depreciation
Land (including land use right)	$93,020	$94,122
Buildings	22,133	23,295
Machinery and equipment	52,485	50,575
Transportation equipment	2,685	3,405
Other equipment	249	884
Total	$170,572	$172,281

28

	For the six-month periods ended June 30,
	2024	2023
Depreciation
Land (including land use right)	$187,270	$187,719
Buildings	44,477	48,009
Machinery and equipment	101,982	101,936
Transportation equipment	5,745	6,867
Other equipment	493	1,904
Total	$339,967	$346,435

i.	For the six-month periods ended June 30, 2024 and 2023, the Company’s addition to right-of-use assets amounted to NT$894 million and NT$170 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Current	$579,622	$514,324	$530,271
Non-current	5,288,257	4,878,863	5,038,077
Total	$5,867,879	$5,393,187	$5,568,348

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

29

(10)	Intangible Assets

For the six-month period ended June 30, 2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	546,769	-	225,278	772,047
Write-off	-	(1,064,450)	(214,874)	(251,919)	(1,531,243)
Reclassifications	-	1,100	-	-	1,100
Exchange effect	-	(84,570)	293,756	(10,557)	198,629
As of June 30, 2024	$15,012	$4,864,926	$1,852,423	$3,273,443	$10,005,804

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	806,886	104,726	323,310	1,234,922
Write-off	-	(1,064,450)	(214,874)	(251,919)	(1,531,243)
Reclassifications	-	(2,006)	-	-	(2,006)
Exchange effect	-	(49,834)	190,251	(10,075)	130,342
As of June 30, 2024	$7,398	$2,581,427	$989,068	$2,446,838	$6,024,731
Net carrying amount:
As of June 30, 2024	$7,614	$2,283,499	$863,355	$826,605	$3,981,073

For the six-month period ended June 30, 2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	611,342	45,782	193,757	850,881
Write-off	-	(885,227)	(1,806,545)	(350,964)	(3,042,736)
Reclassifications	-	(8,456)	-	-	(8,456)
Exchange effect	-	(107,012)	(296,937)	(11,482)	(415,431)
As of June 30, 2023	$15,012	$5,280,434	$1,364,732	$2,785,295	$9,445,473

30

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	867,628	175,437	199,036	1,242,101
Write-off	-	(885,227)	(1,806,545)	(350,964)	(3,042,736)
Exchange effect	-	(41,628)	(200,745)	(10,684)	(253,057)
As of June 30, 2023	$7,398	$2,630,170	$765,660	$2,329,095	$5,732,323
Net carrying amount:
As of June 30, 2023	$7,614	$2,650,264	$599,072	$456,200	$3,713,150

The amortization amounts of intangible assets were as follows:

	For the three-month periods ended June 30,
	2024	2023
Operating costs	$223,025	$313,481
Operating expenses	$399,032	$290,037

	For the six-month periods ended June 30,
	2024	2023
Operating costs	$434,917	$649,405
Operating expenses	$800,005	$592,696

(11)	Short-Term Loans

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured bank loans	$3,118,900	$13,530,000	$170,000

As of
	June 30, 2024	December 31, 2023	June 30, 2023
Interest rates applied	1.78% - 2.72%	1.69% - 2.65%	2.13% - 2.65%

31

(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Embedded derivatives in exchangeable bonds	$1,536,171	$1,019,362	$661,159

(13)	Bonds Payable

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Unsecured domestic bonds payable	$28,000,000	$33,100,000	$23,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373	5,757,373
Less: Discounts on bonds payable	(402,326)	(498,021)	(580,848)
Total	33,355,047	38,359,352	28,276,525
Less: Current or exchangeable portion due within one year	(8,772,732)	(13,779,701)	(10,288,981)
Net	$24,582,315	$24,579,651	$17,987,544

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest was paid annually and the principal was fully repaid in June 2024.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest was paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest will be paid annually and the principal will be repayable in October 2024 upon maturity.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.

32

Term	Issuance date	Issued amount	Coupon rate	Repayment
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: USD 400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.

33

(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$533.8 per NOVATEK common share on June 30, 2024.

34

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)	The bondholders shall have exercised the exchange right before maturity, or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

For the six-month periods ended June 30, 2024 and 2023, UMC did not repurchase the outstanding principal amount of exchangeable bonds.

(14)	Long-Term Loans

a.	Details of long-term loans as of June 30, 2024, December 31, 2023 and June 30, 2023 were as follows:

	As of
Lenders	June 30, 2024	December 31, 2023	June 30, 2023	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$2,433	$4,866	$7,299	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	11,647	13,765	15,882	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	39,147	46,265	53,382	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (4)	41,050	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	17,838	23,784	29,730	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.

35

	As of
Lenders	June 30, 2024	December 31, 2023	June 30, 2023	Redemption
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	$14,000	$20,000	$26,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	7,759	10,345	13,448	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	46,292	58,916	71,542	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	34,400	34,400	-	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Syndicated Loans from China Development Bank and 6 others	10,010,290	11,766,832	11,674,943	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi- annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank (1)	29,906	35,668	41,364	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from First Commercial Bank (2)	63,080	-	-	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	13,875	16,650	19,425	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	4,669	4,980	4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.

36

	As of
Lenders	June 30, 2024	December 31, 2023	June 30, 2023	Redemption
Secured Long-Term Loan from Shanghai Commercial Bank (3)	$42,187	$45,000	$45,000	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	-	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,391,567	1,515,790	1,716,958	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	1,000,000	1,333,333	1,666,667	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (2)	2,000,000	-	-	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,250	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Unsecured Long-Term Loan from Taiwan Cooperative Bank	59,370	-	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Eastern International Bank	59,380	-	-	Repayable monthly from April 10, 2024 to March 15, 2029 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	-	-	300,000	Settlement due on February 25, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note A)	-	-	300,000	Settlement due on March 15, 2026 with monthly interest payments.

37

	As of
Lenders	June 30, 2024	December 31, 2023	June 30, 2023	Redemption
Unsecured Revolving Loan from First Commercial Bank (3) (Note A)	$-	$-	$200,000	Settlement due on June 15, 2026 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (4) (Note A)	800,000	800,000	-	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note B)	2,000,000	3,000,000	1,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note C)	1,100,000	4,000,000	2,000,000	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from KGI Bank (Note D)	2,500,000	-	-	Repayable annually from August 10, 2023 to August 10, 2026 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note E)	1,000,000	-	-	Repayable semi-annually from November 28, 2025 to May 28, 2028 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (1) (Note F)	3,000,000	-	-	Settlement due on June 25, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (2) (Note F)	1,700,000	-	-	Settlement due on June 27, 2029 with monthly interest payments.
Subtotal	27,218,890	22,883,344	19,207,620
Less: Current portion	(4,318,169)	(2,227,096)	(1,133,143)
Total	$22,900,721	$20,656,248	$18,074,477

As of
	June 30, 2024	December 31, 2023	June 30, 2023
Interest rates applied	1.53% - 6.51%	1.67% - 6.56%	1.66% - 6.40%

Note A: First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of December 31, 2023 and June 30, 2023, the unused line of credit were both NT$1.2 billion.

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Note B: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of June 30, 2024, December 31, 2023 and June 30, 2023, the unused line of credit were nil, nil and NT$2 billion, respectively.

Note C: UMC entered into a 5-year loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of June 30, 2024, December 31, 2023 and June 30, 2023, the unused line of credit were NT$2.9 billion, nil and NT$2 billion, respectively.

Note D: UMC entered into a 5-year loan agreement with KGI Bank, effective from May 10, 2021. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is August 10, 2026. As of June 30, 2024, December 31, 2023 and June 30, 2023, the unused line of credit were nil, NT$2.5 billion and NT$3 billion, respectively.

Note E: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from November 28, 2022. The agreement offered UMC a revolving line of credit of NT$5 billion. This line of credit will be reduced starting from the end of the two years and five months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is May 28, 2028. As of June 30, 2024, December 31, 2023 and June 30, 2023, the unused line of credit were NT$4 billion, NT$5 billion and NT$5 billion, respectively.

Note F: UMC entered into a 5-year loan agreement with DBS Bank, effective from March 29, 2024. The agreement offered UMC a revolving line of credit of NT$6 billion. The expiration date of the agreement is March 29, 2029. As of June 30, 2024, the unused line of credit was NT$1.3 billion.

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

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(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$497 million, NT$481 million, NT$980 million and NT$952 million were contributed by the Company for the three-month and six-month periods ended June 30, 2024 and 2023, respectively.

b.	Defined benefit plan

The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. The Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year. For the three-month and six-month periods ended June 30, 2024 and 2023, total pension expenses of NT$9 million, NT$11 million, NT$17 million and NT$23 million, respectively, were recognized by the Company.

(16)	Deferred Government Grants

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Beginning balance	$2,547,022	$4,677,444	$4,677,444
Arising during the period	712,021	591,086	523,331
Recorded in profit or loss:
Other operating income	(463,555)	(2,663,843)	(1,731,864)
Exchange effect	60,784	(57,665)	(81,850)
Ending balance	$2,856,272	$2,547,022	$3,387,061

Current (classified under other current liabilities)	$704,248	$717,457	$1,332,921
Non-current (classified under other noncurrent liabilities-others)	2,152,024	1,829,565	2,054,140
Total	$2,856,272	$2,547,022	$3,387,061

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The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Refund liabilities	$2,491,644	$3,033,576	$1,247,334

(18)	Provisions

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Onerous Contracts (classified under other current liabilities)	$73,268	$57,800	$388,585
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	671,043	602,433	412,375
Total	$744,311	$660,233	$800,960

	Onerous Contracts	Decommissioning Liabilities
Balance as of January 1, 2024	$57,800	$602,433
Arising during the period	54,988	25,443
Unused provision reversed	(37,950)	-
Discount rate adjustment and unwinding of discount from the passage of time	-	8,711
Exchange effect	(1,570)	34,456
Balance as of June 30, 2024	$73,268	$671,043

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

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(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of June 30, 2024, December 31, 2023 and June 30, 2023, of which 12,529 million shares, 12,530 million shares, and 12,503 million shares were issued as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively, each at a par value of NT$10.

ii.	UMC had 129 million, 121 million and 130 million ADSs, which were traded on the NYSE as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively. The total number of common shares of UMC represented by all issued ADSs were 643 million shares, 607 million shares and 650 million shares as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively. One ADS represents five common shares.

iii.	On December 5, 2023, UMC issued restricted stocks for its employees in a total of 27 million shares with a par value of NT$10 each. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	In April 2023, October 2023, February 2024 and April 2024, UMC has recalled and cancelled 2 million shares, 0.04 million shares, 1 million shares and 0.45 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

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Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficits.

The appropriation of earnings for 2023 and 2022 were approved by the shareholders’ meeting held on May 30, 2024 and May 31, 2023, respectively. The details of distribution were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2023	2022	2023	2022
Legal reserve	$6,255,736	$8,905,139
Special reserve	(2,734,057)	(2,180,156)
Cash dividends	37,587,102	45,017,096	$3.00	$3.60

The aforementioned 2023 and 2022 appropriation approved by shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024 and February 22, 2023, respectively.

The cash dividend per share for 2023 and 2022 were adjusted to NT$3.00011747 and NT$3.60046348 per share. The adjustments were due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2024 and April 2023, respectively.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

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c.	Non-controlling interests:

	For the six-month periods ended June 30,
	2024	2023
Balance as of January 1	$340,859	$343,679
Attributable to non-controlling interests:
Net income (loss)	(37,496)	457,301
Other comprehensive income (loss)	58	(22)
Share-based payment transactions	2,279	4,221
Changes in subsidiaries’ ownership	1,123	(20)
Non-controlling interests	5,480	1,356
Others	-	(463,666)
Ending balance	$312,303	$342,849

(20)	Share-Based Payment

a.	Restricted stock plan for employees

On May 30, 2024, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 66 million common shares. The Company will issue restricted stocks in one tranche or in installments after the application to the competent authority is declared effective. As of July 31, 2024, the Company has not yet applied to the competent authority for issuance.

On May 27, 2022, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of the Company without consideration. The maximum shares to be issued are 50 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within two years from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 27 million shares and 23 million shares of restricted stock for employees were issued without consideration on December 5, 2023 and December 5, 2022, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

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On June 10, 2020, the shareholders approved a compensation plan in their meeting to issue restricted stocks to qualified employees of UMC without consideration. The maximum shares to be issued are 233 million common shares. UMC is authorized to issue restricted stocks in one tranche or in installments, under the custody of trust institution, within one year from the date of receiving the effective declaration from the competent authority.

The issuance plan was authorized for effective registration by the Securities and Futures Bureau of the FSC and accordingly, 1 million shares and 200 million shares of restricted stock for employees were issued without consideration on June 9, 2021 and September 1, 2020, respectively. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. During the vesting period, the restricted stock holders are entitled the same rights as those of common stock holders including the right to receive dividends, but are restricted to sell, pledge, set guarantee, transfer, grant, or dispose the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

The aforementioned compensation costs for the equity-settled share-based payment issued in 2022 and 2020 were measured at fair value based on the closing quoted market price of the shares on the grant date, NT$48.9, NT$44.4, NT$53.0 and NT$21.8 per share, respectively. The unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the three-month and six-month periods ended June 30, 2024 and 2023, the compensation costs of NT$298 million, NT$319 million, NT$573 million and NT$608 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC.

45

The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of June 30, 2024, the assumptions used are as follows:

	Granted in June 2021	Granted in September 2020
Share price of measurement date (NT$/ per share)	$55.70	$55.70
Expected volatility	22.84%	19.28%
Expected life	0.94 years	0.17 years
Expected dividend yield	6.46%	6.46%
Risk-free interest rate	1.31%	1.23%

For the three-month and six-month periods ended June 30, 2024 and 2023, the compensation costs of NT$13 million, NT$42 million, NT$24 million and NT$66 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$231 million, NT$207 million and NT$388 million as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively. The intrinsic value for the liabilities of vested rights were NT$3 million, nil and nil, respectively.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the three-month periods ended June 30,
	2024	2023
Wafer	$54,351,556	$53,280,453
Others	2,447,734	3,015,955
Total	$56,799,290	$56,296,408

	For the six-month periods ended June 30,
	2024	2023
Wafer	$105,885,331	$105,070,128
Others	5,546,058	5,435,727
Total	$111,431,389	$110,505,855

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ii.	By geography

	For the three-month periods ended June 30,
	2024	2023
Taiwan	$21,467,313	$18,128,873
China (includes Hong Kong)	9,372,293	6,606,547
Japan	2,468,897	2,988,338
Korea	5,655,863	6,986,468
USA	13,955,002	14,789,490
Europe	3,877,834	6,791,705
Others	2,088	4,987
Total	$56,799,290	$56,296,408

	For the six-month periods ended June 30,
	2024	2023
Taiwan	$40,828,087	$31,509,653
China (includes Hong Kong)	16,861,007	14,138,303
Japan	4,741,566	7,522,787
Korea	12,920,950	13,753,012
USA	27,722,802	31,044,831
Europe	8,354,862	12,532,246
Others	2,115	5,023
Total	$111,431,389	$110,505,855

The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered, and the comparative information in respect of the preceding period is also presented on a consistent basis.

iii.	By the timing of revenue recognition

	For the three-month periods ended June 30,
	2024	2023
At a point in time	$56,067,618	$55,742,985
Over time	731,672	553,423
Total	$56,799,290	$56,296,408

	For the six-month periods ended June 30,
	2024	2023
At a point in time	$109,982,399	$109,526,226
Over time	1,448,990	979,629
Total	$111,431,389	$110,505,855

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b.	Contract balances

i.	Contract assets, current

	As of
	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022
Sales of goods and services	$1,014,421	$1,132,477	$809,910	$766,691
Less: Loss allowance	(413,600)	(392,949)	(397,260)	(393,373)
Net	$600,821	$739,528	$412,650	$373,318

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(6).

ii.	Contract liabilities

	As of
	June 30, 2024	December 31, 2023	June 30, 2023	December 31, 2022
Sales of goods and services	$3,790,714	$3,681,352	$3,439,682	$3,985,003

Current	$3,335,994	$3,250,712	$3,003,162	$3,546,815
Non-current	454,720	430,640	436,520	438,188
Total	$3,790,714	$3,681,352	$3,439,682	$3,985,003

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

The Company recognized NT$2,513 million and NT$2,451 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the six-month periods ended June 30, 2024 and 2023.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$177 million and NT$245 million as of June 30, 2024 and 2023, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

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d.	Asset recognized from costs to fulfill a contract with customer

As of June 30, 2024, December 31, 2023 and June 30, 2023, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$698 million, NT$877 million and NT$798 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the three-month periods ended June 30,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$6,523,503	$2,916,077	$9,439,580	$6,659,312	$2,952,267	$9,611,579
Labor and health insurance	354,462	132,570	487,032	326,869	100,345	427,214
Pension	377,876	127,704	505,580	378,487	113,489	491,976
Other employee benefit expenses	77,002	33,801	110,803	74,733	33,214	107,947
Depreciation	10,067,585	383,493	10,451,078	8,861,178	371,407	9,232,585
Amortization	228,889	403,150	632,039	352,507	293,248	645,755

	For the six-month periods ended June 30,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$12,612,763	$5,641,419	$18,254,182	$13,082,064	$5,994,913	$19,076,977
Labor and health insurance	721,588	272,704	994,292	706,630	237,570	944,200
Pension	749,070	248,602	997,672	748,540	226,087	974,627
Other employee benefit expenses	160,600	69,871	230,471	165,698	69,993	235,691
Depreciation	19,906,505	767,821	20,674,326	17,632,966	767,803	18,400,769
Amortization	451,877	807,962	1,259,839	727,078	599,118	1,326,196

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According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the six-month periods ended June 30, 2024 and 2023. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2023 and 2022 were reported to the shareholders’ meeting held on May 30, 2024 and May 31, 2023, respectively. The details of distribution were as follows:

	2023	2022
Employees’ compensation – Cash	$5,439,059	$9,160,485
Directors’ compensation	45,000	45,000

The aforementioned 2023 and 2022 employees and directors’ compensation reported during the shareholders’ meeting were consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024 and February 22, 2023.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(23)	Net Other Operating Income and Expenses

	For the three-month periods ended June 30,
	2024	2023
Government grants	$224,675	$1,097,796
Rental income from property, plant and equipment	50,277	50,554
Gain on disposal of property, plant and equipment	4,561	76,090
Others	(60,341)	(83,692)
Total	$219,172	$1,140,748

	For the six-month periods ended June 30,
	2024	2023
Government grants	$717,493	$2,106,681
Rental income from property, plant and equipment	100,731	100,958
Gain on disposal of property, plant and equipment	37,392	135,110
Others	(123,491)	(165,211)
Total	$732,125	$2,177,538

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the three-month periods ended June 30,
	2024	2023
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(213,388)	$(315,625)
Gain on disposal of investments accounted for under the equity method	-	72
Others	(65)	30,845
Total	$(213,453)	$(284,708)

	For the six-month periods ended June 30,
	2024	2023
Gain (loss) on valuation of financial assets and liabilities at fair value through profit or loss	$(641,530)	$390,204
Gain on disposal of investments accounted for under the equity method	-	19,620
Others	19,927	47,634
Total	$(621,603)	$457,458

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b.	Finance costs

	For the three-month periods ended June 30,
	2024	2023
Interest expenses
Bonds payable	$130,594	$98,543
Bank loans	177,115	167,141
Lease liabilities	46,063	45,093
Others	4,572	3,067
Financial expenses	36,606	35,595
Total	$394,950	$349,439

	For the six-month periods ended June 30,
	2024	2023
Interest expenses
Bonds payable	$270,616	$197,477
Bank loans	381,579	341,848
Lease liabilities	92,260	90,050
Others	8,976	6,003
Financial expenses	56,398	61,311
Total	$809,829	$696,689

(25)	Components of Other Comprehensive Income (Loss)

	For the three-month period ended June 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(465,557)	$-	$(465,557)	$(6,003)	$(471,560)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	665,461	-	665,461	-	665,461
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	859,240	-	859,240	236,217	1,095,457
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	88,016	-	88,016	(2,377)	85,639
Total other comprehensive income (loss)	$1,147,160	$-	$1,147,160	$227,837	$1,374,997

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	For the three-month period ended June 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(249,207)	$-	$(249,207)	$(11,938)	$(261,145)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	128,818	-	128,818	-	128,818
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(317,318)	-	(317,318)	300,885	(16,433)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(85,804)	(72)	(85,876)	(3,165)	(89,041)
Total other comprehensive income (loss)	$(523,511)	$(72)	$(523,583)	$285,782	$(237,801)

53

	For the six-month period ended June 30, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$1,387,332	$-	$1,387,332	$40,031	$1,427,363
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,260,939	-	1,260,939	-	1,260,939
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	5,981,307	-	5,981,307	342,647	6,323,954
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	326,009	-	326,009	(9,060)	316,949
Total other comprehensive income (loss)	$8,955,587	$-	$8,955,587	$373,618	$9,329,205

	For the six-month period ended June 30, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$2,824,626	$-	$2,824,626	$(5,065)	$2,819,561
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	1,472,382	-	1,472,382	-	1,472,382
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,505,002)	-	(1,505,002)	381,381	(1,123,621)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(77,495)	(1,413)	(78,908)	(2,128)	(81,036)
Total other comprehensive income (loss)	$2,714,511	$(1,413)	$2,713,098	$374,188	$3,087,286

54

(26)	Income Tax

a.	The major components of income tax expense (benefit) for the three-month and six-month periods ended June 30, 2024 and 2023 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the three-month periods ended June 30,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$1,743,461	$2,513,007
Adjustments in respect of current income tax of prior periods	(143,605)	(67,366)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,045,232	144,154
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	-	164
Adjustment of prior year’s deferred income tax	37	11
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(12)	(1,147)
Income tax expense recorded in profit or loss	$2,645,113	$2,588,823

55

	For the six-month periods ended June 30,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$3,291,294	$4,819,951
Adjustments in respect of current income tax of prior periods	(124,653)	(188,602)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	1,787,555	719,127
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	-	(26)
Deferred income tax related to changes in tax rates	69	-
Adjustment of prior year’s deferred income tax	(3,455)	(851)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,408)	(16,872)
Income tax expense recorded in profit or loss	$4,936,402	$5,332,727

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2024	2023
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$(6,003)	$(11,938)

	For the six-month periods ended June 30,
	2024	2023
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	$40,031	$(5,065)

56

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the three-month periods ended June 30,
	2024	2023
Exchange differences on translation of foreign operations	$236,217	$300,885
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(2,377)	(3,165)
Income tax related to items that may be reclassified subsequently to profit or loss	$233,840	$297,720

	For the six-month periods ended June 30,
	2024	2023
Exchange differences on translation of foreign operations	$342,647	$381,381
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(9,060)	(2,128)
Income tax related to items that may be reclassified subsequently to profit or loss	$333,587	$379,253

(iii)	Deferred income tax charged directly to equity

	For the three-month periods ended June 30,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$-

	For the six-month periods ended June 30,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$196

57

b.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of June 30, 2024, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2021, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2013.

c.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

d.	UMC KOREA, UME BV and USJC, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted. The legislation will gradually come into effect or be implemented in the aforementioned jurisdictions beginning from 2024. The subsidiaries had no current tax expense related to the Pillar Two legislation for the six-month period ended June 30, 2024.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the three-month periods ended June 30,
	2024	2023
Net income attributable to the parent company	$13,786,163	$15,640,917
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,189	12,348,986
Earnings per share-basic (NTD)	$1.11	$1.27

	For the six-month periods ended June 30,
	2024	2023
Net income attributable to the parent company	$24,242,305	$31,823,919
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,139	12,348,934
Earnings per share-basic (NTD)	$1.95	$2.58

58

b.	Earnings per share-diluted

	For the three-month periods ended June 30,
	2024	2023
Net income attributable to the parent company	$13,786,163	$15,640,917
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,189	12,348,986
Effect of dilution
Restricted stocks for employees	84,268	128,377
Employees’ compensation	31,485	48,819
Weighted-average number of ordinary shares after dilution (thousand shares)	12,529,942	12,526,182
Earnings per share-diluted (NTD)	$1.10	$1.25

	For the six-month periods ended June 30,
	2024	2023
Net income attributable to the parent company	$24,242,305	$31,823,919
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,414,139	12,348,934
Effect of dilution
Restricted stocks for employees	83,573	128,634
Employees’ compensation	66,973	100,830
Weighted-average number of ordinary shares after dilution (thousand shares)	12,564,685	12,578,398
Earnings per share-diluted (NTD)	$1.93	$2.53

(28)	Reconciliation of Liabilities Arising from Financing Activities

For the six-month period ended June 30, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash flows	Foreign exchange	Others (Note A)	As of June 30, 2024
Short-term loans	$13,530,000	$(10,411,100)	$-	$-	$3,118,900
Long-term loans (current portion included)	22,883,344	4,019,822	315,724	-	27,218,890
Bonds payable (current portion included)	38,359,352	(5,100,065)	-	95,760	33,355,047
Guarantee deposits (current portion included)	41,599,386	(315,417)	1,545,963	-	42,829,932 (Note B)
Lease liabilities	5,393,187	(342,629)	44,902	772,419	5,867,879

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For the six-month period ended June 30, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash flows	Foreign exchange	Others (Note A)	As of June 30, 2023
Short-term loans	$-	$170,000	$-	$-	$170,000
Long-term loans (current portion included)	19,279,342	283,967	(355,689)	-	19,207,620
Bonds payable (current portion included)	28,184,687	-	-	91,838	28,276,525
Guarantee deposits (current portion included)	30,757,001	2,278,276	266,484	-	33,301,761 (Note B)
Lease liabilities	5,737,095	(325,223)	(65,024)	221,500	5,568,348
Other financial liabilities	21,449,487	-	(615,586)	90,739	20,924,640

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

7.	RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP.	Associate (Note)
PHOTRONICS DNP MASK CORPORATION	Other related party

Note:	Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

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(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the three-month periods ended June 30,
	2024	2023
Associates	$758,282	$721,433
Other related party	-	1,529
Total	$758,282	$722,962

	For the six-month periods ended June 30,
	2024	2023
Associates	$1,438,353	$1,283,380
Other related party	-	1,850
Total	$1,438,353	$1,285,230

Accounts receivable, net

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$416,373	$302,828	$506,859
ARTERY TECHNOLOGY CORPORATION, LTD.	127,022	40,886	6,369
Others	13,053	3,602	78
Other associates	1,625	648	246
Other related party	-	-	1,287
Total	$558,073	$347,964	$514,839

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

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b.	Significant asset transactions

Acquisition of investments accounted for under the equity method

For the three-month periods ended June 30, 2024 and 2023: None.

For the six-month period ended June 30, 2024:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
Associates	1,723	Stock of FARADAY	$533,973

For the six-month period ended June 30, 2023:

	Trading Volume (In thousands of shares)	Transaction underlying	Purchase price
Associates	4,945	Stock of UNIMICRON	$608,224

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the three-month periods ended June 30,
	2024	2023
FARADAY TECHNOLOGY CORP.	$115,354	$91,617

	Purchase price
	For the six-month periods ended June 30,
	2024	2023
FARADAY TECHNOLOGY CORP.	$119,135	$112,632

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c.	Others

Mask expenditure

	For the three-month periods ended June 30,
	2024	2023
Other related party	$590,100	$476,521

	For the six-month periods ended June 30,
	2024	2023
Other related party	$1,294,366	$1,025,296

Other payables of mask expenditure

	As of
	June 30, 2024	December 31, 2023	June 30, 2023
Other related party	$678,791	$751,763	$577,960

d.	Key management personnel compensation

	For the three-month periods ended June 30,
	2024	2023
Short-term employee benefits	$158,320	$191,664
Post-employment benefits	647	662
Share-based payment	115,086	160,939
Others	109	133
Total	$274,162	$353,398

	For the six-month periods ended June 30,
	2024	2023
Short-term employee benefits	$650,482	$779,024
Post-employment benefits	1,373	1,428
Share-based payment	226,769	298,389
Others	197	296
Total	$878,821	$1,079,137

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8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of
	June 30, 2024	December 31, 2023	June 30, 2023	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$809,000	$813,289	$813,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	236,556	252,136	Science Park Bureau	Collateral for land lease
Refundable Deposits (Time deposit)	18,647	18,647	18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	36,970	36,970	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	1,006,852	1,006,777	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	485,700	459,900	466,200	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,474,860	4,487,730	4,565,522	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	5,149,255	6,627,761	9,676,042	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank etc. and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Transportation equipment	-	-	290	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Furniture and fixtures	-	-	14,985	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	270,435	266,650	266,954	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$11,554,986	$14,027,423	$17,190,880

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9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of June 30, 2024, amounts available under unused letters of credit were NT$1.3 billion.

(2)	As of June 30, 2024, the Company entrusted financial institutes to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$0.9 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.2 billion. As of June 30, 2024, the portion of royalties and development fees not yet recognized was NT$1.3 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of June 30, 2024, these construction contracts amounted to approximately NT$71.7 billion and the portion of the contracts not yet recognized was approximately NT$20.8 billion.

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

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(6)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC's withdrawal of actions and the application for injunctive procedure.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

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10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

None.

12.	OTHERS

(1)	Categories of financial instruments

	As of
Financial Assets	June 30, 2024 (Note)	December 31, 2023	June 30, 2023
Financial assets at fair value through profit or loss	$18,316,331	$17,138,461	$17,431,398
Financial assets at fair value through other comprehensive income	19,071,292	17,683,960	18,014,227
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	121,658,157	132,547,415	163,090,730
Receivables	34,635,509	32,292,914	33,033,506
Refundable deposits	1,764,692	2,708,823	2,729,901
Other financial assets	2,589,993	6,353,768	203,943
Total	$198,035,974	$208,725,341	$234,503,705

Financial Liabilities
Financial liabilities at fair value through profit or loss	$1,536,171	$1,019,362	$661,159
Financial liabilities measured at amortized cost
Short-term loans	3,118,900	13,530,000	170,000
Payables	94,263,206	52,393,399	97,198,350
Guarantee deposits (current portion included)	42,829,932	41,599,386	33,301,761
Bonds payable (current portion included)	33,355,047	38,359,352	28,276,525
Long-term loans (current portion included)	27,218,890	22,883,344	19,207,620
Lease liabilities	5,867,879	5,393,187	5,568,348
Other financial liabilities	-	-	20,924,640
Total	$208,190,025	$175,178,030	$205,308,403

Note:	Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

67

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2024 and 2023 decreases/increases by NT$783 million and increases/decreases by NT$143 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2024 and 2023 decreases/increases by NT$62 million and NT$594 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the six-month periods ended June 30, 2024 and 2023 decreases/increases by NT$202 million and NT$372 million, respectively.

68

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the six-month periods ended June 30, 2024 and 2023 to decrease/increase by NT$15 million and NT$10 million, respectively.

Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the six-month periods ended June 30, 2024 and 2023 by NT$261 million and NT$280 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the six-month periods ended June 30, 2024 and 2023 by NT$796 million and NT$727 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

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(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of June 30, 2024, December 31, 2023 and June 30, 2023, accounts receivable from the top ten customers represent 57%, 67% and 66% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of June 30, 2024 (Note A)
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$3,172,881	$-	$-	$-	$3,172,881
Payables	94,059,694	-	-	-	94,059,694
Guarantee deposits	1,214,124	3,878,346	26,828,160	10,909,302	42,829,932
Bonds payable (Note B)	9,676,876	10,949,081	12,234,045	2,125,823	34,985,825
Long-term loans	5,006,382	12,523,464	11,839,449	100,777	29,470,072
Lease liabilities	746,493	1,410,986	1,320,857	3,916,172	7,394,508
Total	$113,876,450	$28,761,877	$52,222,511	$17,052,074	$211,912,912

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	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,780,612	$-	$-	$-	$13,780,612
Payables	52,202,821	-	-	-	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note B)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571
Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

	As of June 30, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$170,555	$-	$-	$-	$170,555
Payables	97,115,997	-	-	-	97,115,997
Guarantee deposits	674,491	2,529,896	-	30,097,374	33,301,761
Bonds payable (Note B)	5,373,469	9,083,263	7,065,825	2,140,103	23,662,660
Long-term loans	1,786,219	11,664,697	4,582,798	3,939,400	21,973,114
Lease liabilities	648,435	1,309,811	1,209,444	3,971,799	7,139,489
Other financial liabilities	20,924,640	-	-	-	20,924,640
Total	$126,693,806	$24,587,667	$12,858,067	$40,148,676	$204,288,216

Note A: Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

Note B: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$6,744 million, NT$5,753 million and NT$4,343 million as of June 30, 2024, December 31, 2023 and June 30, 2023, respectively. All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.

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(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of June 30, 2024

None.

As of December 31, 2023 and June 30, 2023

All of these contracts have been settled.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$473,612	$-	$-	$473,612
Financial assets at fair value through profit or loss, noncurrent	6,116,992	19,700	11,706,027	17,842,719
Financial assets at fair value through other comprehensive income, current	6,743,806	-	-	6,743,806
Financial assets at fair value through other comprehensive income, noncurrent	9,169,082	-	3,158,404	12,327,486
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,536,171	1,536,171

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	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$-	$-	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	-	-	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	-	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,019,362	1,019,362

	As of June 30, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$586,882	$-	$5,905	$592,787
Financial assets at fair value through profit or loss, noncurrent	6,586,824	18,400	10,233,387	16,838,611
Financial assets at fair value through other comprehensive income, current	4,343,483	-	-	4,343,483
Financial assets at fair value through other comprehensive income, noncurrent	10,196,535	-	3,474,209	13,670,744
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	661,159	661,159

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

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If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

During the six-month period ended June 30, 2024, there was no transfers between Level 1 and Level 2 fair value measurements. During the six-month period ended June 30, 2023, due to going public and being listed on the over-the-counter market in May 2023 for the private placement ordinary shares held by the Company's subsidiary, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	128,519	(7,700)	(9,320)	4,934	3,440	119,873	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(87,494)	8,510	(78,984)
Acquisition	307,089	358,796	893,424	18,290	-	1,577,599	-	-	-
Disposal	(71,759)	(87,939)	(80,836)	-	(95,679)	(336,213)	-	-	-
Return of capital	-	-	(2,433)	-	-	(2,433)	-	-	-
Transfer out of Level 3	(153,865)	-	-	-	-	(153,865)	-	-	-
Exchange effect	34,775	84,970	126,182	355	3,699	249,981	-	-	-
As of June 30, 2024	$3,281,014	$3,134,761	$5,201,913	$23,579	$64,760	$11,706,027	$2,974,831	$183,573	$3,158,404

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	516,809
As of June 30, 2024	$1,536,171

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	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(309,177)	(284,972)	(206,819)	(2,910)	840	(803,038)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(121,438)	(14,620)	(136,058)
Acquisition	238,531	27,740	179,184	-	152,943	598,398	-	-	-
Disposal	-	(89,231)	-	(27,740)	-	(116,971)	-	-	-
Return of capital	(14)	-	(1,490)	-	-	(1,504)	-	-	-
Transfer out of Level 3	(225,078)	-	-	-	-	(225,078)	-	-	-
Exchange effect	8,866	16,181	33,867	81	1,617	60,612	-	-	-
As of June 30, 2023	$2,911,936	$2,534,976	$4,631,075	$5,905	$155,400	$10,239,292	$3,306,282	$167,927	$3,474,209

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in loss (profit)	222,762
As of June 30, 2023	$661,159

The total profit (loss) of NT$109 million and NT$(803) million for the six-month periods ended June 30, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$(517) million and NT$(223) million for the six-month periods ended June 30, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of June 30, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$322 million and NT$281 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2024 by NT$218 million.
Convertible bonds	Binomial tree valuation model	Volatility	50.88%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$0.3 million and NT$0.5 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.59%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2024 by NT$63 million and NT$74 million, respectively.

77

As of June 30, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market Approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2023 by NT$243 million and NT$187 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the six-month period ended June 30, 2023 by NT$228 million.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	35.02%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the six-month period ended June 30, 2023 by NT$103 million and NT$105 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

78

The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of June 30, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$33,349,246	$27,787,904	$5,561,342	$-	$33,355,047
Long-term loans (current portion included)	27,218,890	-	27,218,890	-	27,218,890

As of December 31, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$38,367,168	$32,827,211	$5,539,957	$-	$38,359,352
Long-term loans (current portion included)	22,883,344	-	22,883,344	-	22,883,344

As of June 30, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payables (current portion included)	$28,346,489	$22,846,926	$5,499,563	$-	$28,276,525
Long-term loans (current portion included)	19,207,620	-	19,207,620	-	19,207,620

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(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of
	June 30, 2024 (Note C)			December 31, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,201,206	32.38	$38,895,036	$1,224,108	30.66	$37,531,143
EUR:NTD	5,290	34.51	182,558	15,712	33.81	531,220
JPY:NTD	4,202,340	0.1997	839,207	4,742,451	0.2154	1,021,524
RMB:NTD	1,635	4.419	7,223	3,648	4.304	15,699
SGD:USD	117,869	0.7359	2,808,640	135,438	0.7573	3,144,681
USD:RMB	206,616	7.1268	6,508,278	363,380	7.0827	11,077,251
EUR:RMB	1,242	7.6617	42,049	35,575	7.8592	1,203,372
USD:JPY	114,946	161.14	3,698,928	146,461	141.82	4,474,081
Non-Monetary items
USD:NTD	173,844	32.38	5,629,065	194,316	30.66	5,957,732
Financial Liabilities
Monetary items
USD:NTD	956,296	32.48	31,060,495	1,018,518	30.76	31,329,600
EUR:NTD	7,041	34.91	245,800	34,180	34.21	1,169,298
JPY:NTD	4,510,876	0.2038	919,317	5,525,814	0.2195	1,212,916
RMB:NTD	396	4.469	1,772	298	4.354	1,296
SGD:USD	187,183	0.7392	4,494,112	307,078	0.7607	7,185,356
USD:RMB	186,950	7.1268	5,954,866	176,271	7.0827	5,435,855
EUR:RMB	1,085	7.6617	37,153	48,293	7.8592	1,652,528
USD:JPY	55,162	161.14	1,811,537	54,304	141.82	1,690,449

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	As of
	June 30, 2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$991,722	31.08	$30,822,724
EUR:NTD	17,313	33.60	581,720
JPY:NTD	6,985,710	0.2130	1,487,956
RMB:NTD	1,663	4.257	7,080
SGD:USD	285,760	0.7358	6,534,961
USD:RMB	294,252	7.2258	9,051,260
EUR:RMB	521	7.8771	17,484
USD:JPY	155,243	144.99	4,794,337
Non-Monetary items
USD:NTD	208,736	31.08	6,487,516
Financial Liabilities
Monetary items
USD:NTD	1,034,481	31.18	32,255,131
EUR:NTD	17,088	34.00	580,990
JPY:NTD	8,345,985	0.2171	1,811,913
RMB:NTD	4,116,557	4.307	17,730,011
SGD:USD	220,165	0.7393	5,075,103
USD:RMB	107,618	7.2258	3,349,232
EUR:RMB	225	7.8771	7,650
USD:JPY	42,114	144.99	1,325,634

Note A: The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Note B: Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

Note C: Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

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(9)	Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2024 and 2023 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of June 30, 2024, December 31, 2023 and June 30, 2023 were as follows:

	As of
	June 30, 2024 (Note)	December 31, 2023	June 30, 2023
Total liabilities	$230,870,264	$199,608,355	$226,307,619
Less: Cash and cash equivalents	(121,664,395)	(132,553,615)	(163,096,892)
Net debt	109,205,869	67,054,740	63,210,727
Total equity	356,091,681	359,578,572	326,888,045
Total capital	$465,297,550	$426,633,312	$390,098,772
Debt to capital ratios	23.47%	15.72%	16.20%

Note:	Including the amounts of assets and liabilities reclassified to the disposal group held for sale. Please refer to Note 4(3) for the relevant information.

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13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the six-month period ended June 30, 2024: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the six-month period ended June 30, 2024: Please refer to Attachment 3.

c.	Securities held as of June 30, 2024 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2024: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2024: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of June 30, 2024 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

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(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 8 and 9.

(3)	Information of major shareholders as of June 30, 2024: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2024

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$27,180,527	Net 60 days	24%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,047,788	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	645,588	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	6,145	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	216,023	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	20,860	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,187,563	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	698,937	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	328,694	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	16,101	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	221,468	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	29,124	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	203,081	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	42,991	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	108,349	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	12,012	-	0%

For the six-month period ended June 30, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$32,016,732	Net 60 days	29%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,106,380	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	559,371	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	8,305	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	185,026	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	5,340	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	2,077,479	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	477,931	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,008,359	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	361,894	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	124,777	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Accounts receivable	1,258	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	119,631	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	41,557	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	215,646	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	55,969	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	241,529	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	50,270	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	103,805	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	9,382	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.

85

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance	Item	Value	Limit of financing amount for individual counterparty	Limit of total financing amount
None

86

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$160,100,720	$10,539,315	$8,789,391 (Note5)	$8,463,753 (Note5)	$-	2.47%	$160,100,720

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$15,628,500	$1,786,188	$1,489,430	$1,434,540	$-	4.29%	$15,628,500

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A company in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of June 30, 2024.
Note 5: Total endorsement amount is up to RMB 1.99 billion. As of June 30, 2024, actual amount provided was NT$8.46 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2024.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of June 30, 2024.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

87

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	19,622	$196,612	1.18	$196,612	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	272,000	1.07	272,000	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	515,917	18.00	515,917	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,328,656	9.79	1,328,656	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	279,885	9.38	279,885	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,532,530	7.66	1,532,530	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	353,502	6.29	353,502	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	232,783	0.71	232,783	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	19,700	-	19,700	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,129	6,743,806	1.83	6,743,806	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,305,456	10.57	2,305,456	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	2,380,176	8.67	2,380,176	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,567,292	7.14	3,567,292	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	5,316	3,221,614	0.87	3,221,614	None
Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	183,573	-	183,573	None

FORTUNE VENTURE CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EPISIL-PRECISION INC.	-	Financial assets at fair value through profit or loss, current	50	$5,000	-	$5,000	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,393	1,700	19.65	1,700	None
Stock	AMOESO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	750	22,500	16.98	22,500	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	136,811	14.33	136,811	None
Stock	ENEXT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	2,700	13.95	2,700	None

88

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	$21,575	10.23	$21,575	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	10,315	74,988	9.24	74,988	None
Stock	BRAVOTEK ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,135	37,192	7.78	37,192	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	990	7,108	7.07	7,108	None
Stock	TAIWAN REDEYE BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	5,958	7.05	5,958	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	25,440	5.77	25,440	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	415	9,361	4.48	9,361	None
Stock	MERIDIGEN BIOTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,919	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	10,429	3.97	10,429	None
Stock	EASTERN UNION INTERACTIVE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	950	180,975	3.82	180,975	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	82,673	3.42	82,673	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	138,005	3.11	138,005	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	211,680	2.96	211,680	None
Stock	WEISHENG ENVIROTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	21,430	2.89	21,430	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,599	52,613	2.81	52,613	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,332	8,991	2.77	8,991	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	510,968	2.56	510,968	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,070	35,898	2.55	35,898	None
Stock	SIRIUS WIRELESS PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,335	6,480	2.38	6,480	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,893	35,494	2.23	35,494	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	18,069	2.20	18,069	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	169,191	2.07	169,191	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	4,926	2.05	4,926	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	905,078	1.81	905,078	None
Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	12,500	1.81	12,500	None
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,739	220,671	1.53	220,671	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	64,330	1.30	64,330	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,547	87,405	1.15	87,405	None

89

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	INTEGRATED SOLUTIONS TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	420	$40,068	1.10	$40,068	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	8,173	1.05	8,173	None
Stock	WORLD FITNESS SERVICES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,135	102,944	1.01	102,944	None
Stock	TRAVEL TO BUY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	200	5,000	0.95	5,000	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	4,905	0.80	4,905	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	24,464	0.78	24,464	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	272	77,520	0.66	77,520	None
Stock	ROARING SUCCESS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	317	4,729	0.64	4,729	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	18,234	0.47	18,234	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	9,406	0.41	9,406	None
Stock	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	181	25,611	0.27	25,611	None
Stock	SIXXON TECH. CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	80	7,896	0.26	7,896	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	295,600	0.24	295,600	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	76,606	0.20	76,606	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	FOXTRON VEHICLE TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	76,720	0.09	76,720	None
Stock	J&V ENERGY TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	95	21,945	0.07	21,945	None
Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	29,239	0.02	29,239	None
Stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	21	7	0.02	7	None
Stock	TIGERAIR TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	2,950	0.01	2,950	None
Stock	GLOBALWAFERS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	9	4,783	0.00	4,783	None
Stock-preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	311	1,706	-	1,706	None
Stock-preferred stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	89,358	-	89,358	None
Stock-preferred stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	128,003	-	128,003	None
Stock-preferred stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	127,528	-	127,528	None
Stock-preferred stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	104,392	-	104,392	None
Stock-preferred stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	55,359	-	55,359	None

90

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	ATE ENERGY INTERNATIONAL CO. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30	$3,225	-	$3,225	None
Convertible bonds	HD RENEWABLE ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	300	52,500	-	52,500	None
Convertible bonds	TAI-TECH ADVANCED ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	500	64,950	-	64,950	None
Convertible bonds	YULON FINANCE CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	686	67,914	-	67,914	None
Convertible bonds	SERCOMM CORP.	-	Financial assets at fair value through profit or loss, noncurrent	444	50,927	-	50,927	None
Convertible bonds	SUPREME ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50	6,000	-	6,000	None
Convertible bonds	BONNY WORLDWIDE LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	20	2,220	-	2,220	None
Convertible bonds	WINWAY TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	350	47,530	-	47,530	None
Convertible bonds	AMPAK TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	40	4,920	-	4,920	None
Convertible bonds	G.M.I TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	60	7,563	-	7,563	None
Convertible bonds	LUNGTEH SHIPBUILDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	56	7,952	-	7,952	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	669,375	7.00	669,375	None
Convertible bonds	I-CHIUN PRECISION INDUSTRY CO., LTD.	-	Prepayments for investments	20	2,020	-	N/A	None

TLC CAPITAL CO., LTD.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$155,421	18.18	$155,421	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	34,112	14.15	34,112	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	361,679	13.34	361,679	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	72,488	9.99	72,488	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	131,409	7.14	131,409	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	10,356	4.91	10,356	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	174,488	4.24	174,488	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	27,103	3.30	27,103	None
Stock	ASYS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	652	14,492	2.64	14,492	None
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	21,750	2.17	21,750	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	34,930	2.17	34,930	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	12,920	1.66	12,920	None
Stock	DIAMOND BIOTECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	400	40,800	1.33	40,800	None
Stock	ITH CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5,000	226,150	1.11	226,150	None

91

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,185	$8,613	1.06	$8,613	None
Stock	NUWA BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	325	32,500	0.93	32,500	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	983	72,456	0.92	72,456	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	4,905	0.80	4,905	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	608,111	0.77	608,111	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	227,469	0.64	227,469	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	588	61,741	0.42	61,741	None
Convertible bonds	ALL COSMOS BIO-TECH HOLDING CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	20,200	-	20,200	None
Capital-preferred stock	CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	99,429	-	99,429	None
Capital-preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	42,688	-	42,688	None
Capital-preferred stock	TBSTEST TECHNOLOGIES CO., LTD.(formerly HEFEI TBSTEST TECHNOLOGIES CO., LTD)	-	Financial assets at fair value through profit or loss, noncurrent	908	41,470	-	41,470	None
Capital-preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	39,779	-	39,779	None
Capital-preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	17,742	-	17,742	None
Capital-preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	28,478	-	28,478	None
Capital-preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	61,326	-	61,326	None
Capital-preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	25,559	-	25,559	None
Stock-preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	-	-	-	None
Stock-preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	223,643	-	223,643	None
Stock-preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	20,748	-	20,748	None
Stock-preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393	31,170	-	31,170	None
Stock-preferred stock	SINO APPLIED TECHNOLOGY TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	855	14,184	-	14,184	None
Stock-preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249	31,660	-	31,660	None
Stock-preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494	124,602	-	124,602	None
Simple Agreement for Future Equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	64,760	-	64,760	None

92

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,167	14.33	USD	1,167	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	14,570	11.47	USD	14,570	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	19,612	8.87	USD	19,612	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	13,482	7.76	USD	13,482	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,760	5.03	USD	6,760	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,918	4.53	USD	3,918	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,934	3.25	USD	2,934	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,702	2.28	USD	1,702	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,189	1.76	USD	11,189	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,556	1.69	USD	9,556	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	6	1.39	USD	6	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,933	1.38	USD	2,933	None
Fund	SIERRA VENTURES XIII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	342	1.13	USD	342	None
Stock	GCT SEMICONDUCTOR HOLDING, INC.	-	Financial assets at fair value through profit or loss, noncurrent	67	USD	351	0.54	USD	351	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	2,398	0.32	USD	2,398	None
Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	17,191	-	USD	17,191	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	460	-	USD	460	None
Stock-Preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	4,712	-	USD	4,712	None
Stock-Preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-Preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	7,632	-	USD	7,632	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	12,241	USD	5,498	-	USD	5,498	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	2,606	-	USD	2,606	None
Stock-Preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-Preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-Preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	2,291	-	USD	2,291	None
Stock-Preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,114	USD	6,496	-	USD	6,496	None
Stock-Preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	4,635	-	USD	4,635	None
Stock-Preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	7,343	-	USD	7,343	None

93

ATTACHMENT 4 (Securities held as of June 30, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	2,804	-	USD	2,804	None
Stock-Preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	933	-	USD	933	None
Stock-Preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	1,140	-	USD	1,140	None
Stock-Preferred stock	NOTRAFFIC LTD.	-	Financial assets at fair value through profit or loss, noncurrent	741	USD	1,550	-	USD	1,550	None
Stock-Preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	154	USD	6,000	-	USD	6,000	None
Stock-Preferred stock	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,296	USD	4,000	-	USD	4,000	None
Convertible bonds	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	728	-	USD	728	None

TERA ENERGY DEVELOPMENT CO., LTD.
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	357		$5,634	1.18		$5,634	None

SINO PARAGON LIMITED
				June 30, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$116,793	11.13		$116,793	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		48,512	5.00		48,512	None

94

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Stock	FARADAY TECHNOLOGY CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	34,240	$2,001,769	1,723	$533,973	-	$-	$-	$-	35,963	$2,456,358
Stock	UMC CAPITAL CORP.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	71,663	4,708,077	22,000	702,900	-	-	-	-	93,663	5,734,128

Note: The amounts of beginning and ending balances of investments accounted for under the equity method include adjustments under the equity method.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Fund	7V AI CAPITAL LLC	Financial assets at fair value through profit or loss, noncurrent	7V AI CAPITAL LLC	-	-	USD -	-	USD 20,000	-	USD -	USD -	USD -	-	USD 17,191

Note: The amounts of beginning and ending balances of financial assets at fair value through profit or loss, noncurrent are recorded at the prevailing market prices.

95

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Where counterparty is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

96

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

97

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Subsidiary	Sales		$27,180,527	31%	Net 60 days	N/A	N/A		$7,047,788	29%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		645,588	1%	Net 30 days	N/A	N/A		6,145	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		578,346	1%	Month-end 60 days	N/A	N/A		224,284	1%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		278,591	0%	Month-end 60 days	N/A	N/A		124,732	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary	Sales		216,023	0%	Net 30 days	N/A	N/A		20,860	0%

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	820,438	91%	Net 60 days	N/A	N/A	USD	217,790	90%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	66,312	7%	Net 60 days	N/A	N/A	USD	21,099	9%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	10,472	1%	Net 60 days	N/A	N/A	USD	500	0%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	5,726	1%	Net 60 days	N/A	N/A	USD	1,023	0%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	3,426	0%	Net 60 days	N/A	N/A	USD	343	0%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	JPY	10,421,929	27%	Net 60 days	N/A	N/A	JPY	3,499,936	23%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	105,536	4%	Month-end 60 days	N/A	N/A	RMB	43,469	6%
UMC GROUP (USA)	Associate	Sales	RMB	74,495	3%	Net 60 days	N/A	N/A	RMB	3,644	0%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	50,193	2%	Month-end 30 days	N/A	N/A	RMB	6,591	1%

98

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales		$203,081	20%	Net 60 days	N/A	N/A		$42,991	19%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UMC GROUP (USA)	Associate	Sales	RMB	24,556	2%	Net 60 days	N/A	N/A	RMB	2,718	1%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	RMB	25,910	49%	Month-end 30 days	N/A	N/A	RMB	6,591	72%

99

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance							Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables		Total			Amount	Collection status
UMC GROUP (USA)	Subsidiary	$-		$7,047,788	$35,771			$7,083,559	8.44	$-	-		$4,105,535		$4,927
FARADAY TECHNOLOGY CORPORATION	Associate	-		224,284	154,398			378,682	6.60	620	Collection in subsequent period		-		24
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	-		124,732	-			124,732	6.73	2,024	Collection in subsequent period		54,201		13

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance							Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables		Total			Amount	Collection status
UMC GROUP (USA)	Associate	JPY-	JPY	3,499,936	JPY	-	JPY	3,499,936	8.19	JPY-	-	JPY	2,431,876	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance							Turnover rate (times)	Overdue receivables		Amount received in subsequent period		Loss allowance
Counterparty	Relationship	Notes receivable	Accounts receivable		Other receivables		Total			Amount	Collection status
FARADAY TECHNOLOGY CORPORATION	Associate	RMB-	RMB	43,469	RMB	-	RMB	43,469	5.00	RMB -	-	RMB	-	RMB	1

100

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,511,701	$180,233	$180,233
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	173,738	4,747	4,747
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	81,500	93,663	100.00	5,734,128	48,824	48,824
GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	23,122,173	1,661,525	1,661,525
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	4,734,647	(221,986)	(221,986)
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	47,955	3,449	3,449
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	613,549	100.00	7,336,296	(175,408)	(175,408)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	26,779	744	744
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	862,010	15,685	15,685
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	170,652	10,804	10,804
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	34,527,500	2,183,371	2,183,371
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	24,660,577	1,017,021	1,017,021
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	79.36	1,129,392	(187,931)	(149,147)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(3,777)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	539,467	(284,557)	(119,514)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,654,446		1,654,446	230,734	40.00	1,939,958	(424,869)	(169,948)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		317,045		326,641	1,133,163	36.49	13,153,415	2,364,822	862,876
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	11,252,568	881,898	236,131
SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		5,427,295		5,427,295	142,535	19.02	4,026,828	(193,780)	(40,154)
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		38,918	35,963	13.80	2,456,358	541,258	74,104
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.05	14,422,569	4,028,859	446,615

101

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	94.80		$124,346		$3,762		$3,709
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		13,380		6,982		2,792
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		99,272		11,833		2,975
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		9,753		(187,931)		(1,202)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$13,883		$1,877		$1,877
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		254,499		18,539		7,416
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(7,717)		-

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,614	USD	3,853	-	10.38	USD	1,383	USD	24,471	USD	2,033

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	750	460	100.00		$19,814		$2,045		$2,045

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		$3,042		$(33)		$(33)

102

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$35,608,807	$2,182,386	$2,182,386

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$35,608,807	$2,182,386	$2,182,386

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$46,509	$1,377	$1,377
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	796,522	13,300	13,300

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount
UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	$24,865,164	$1,659,424	$1,659,424

103

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2024		Investment flows			Accumulated outflow of investment from Taiwan as of June 30, 2024				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of June 30, 2024		Accumulated inward remittance of earnings as of June 30, 2024
							Outflow	Inflow				Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$25,904 800)	(ii)SOARING CAPITAL CORP.	(USD	$25,904 800)	$-		$-	(USD	$25,904 800)		$1,873	100.00%		$1,873 (iii)		$13,808		$-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	14,603 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	24,285 750)	-	(USD	9,390 290)	(USD	14,895 460)		1,275	100.00%		1,275 (iii)		19,431	(USD	161,835 4,998)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,719,920 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	655,695 20,250)	-		-	(USD	655,695 20,250)	(RMB	11,025 2,495)	25.14%	(RMB	2,771 627) (ii)	(RMB	95,800 21,679)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	13,899,054 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	10,008,723 309,102)	-		-	(USD	10,008,723 309,102)	(RMB	2,111,562 477,837)	99.9985% (Note 4)	(RMB	2,111,531 477,830) (ii)	(RMB	34,729,473 7,859,125)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	132,570 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-		-		-	(RMB	94,005 21,273)	99.9985%	(RMB	94,005 21,273) (iii)	(RMB	292,856 66,272) (Note 5)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	71,578,052 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	49,710,229 1,535,214) (Note 6)	-		-	(USD	49,710,229 1,535,214) (Note 6)	(RMB	2,599,490 588,253)	99.9994%	(RMB	2,599,477 588,250) (ii)	(RMB	39,181,329 8,866,560)		-

Accumulated investment in Mainland China as of June 30, 2024		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$60,415,446 (USD 1,865,826)			$91,227,153 (USD 2,817,392)			$213,467,627

Note 1 :	The methods for engaging in investment in Mainland China include the following:
	(i) Direct investment in Mainland China.
	(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
	(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
	(i) The financial statements were reviewed by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
	(ii) The financial statements were reviewed by the auditors of the parent company.
	(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA
	in the total amount of USD 383,569 thousand. As of June 30, 2024, the amount of investment has been all remitted.
Note 5 :	On April 2, 2024, the Board of Directors of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. approved to dispose of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. The related assets and liabilities were reclassified as a disposal group held for sale.
Note 6 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
	The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of June 30, 2024, the amount of investment has been all remitted.

104

ATTACHMENT 12 (Information of major shareholders as of June 30, 2024)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)
JP Morgan Chase Bank, N.A. acting in its capacity as depositary and representative to the holders of ADRs	643,466,250	5.13

105